UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.)*

TechCare Corp.

(Name of Issuer)

Shares of Common Stock, nominal value $0.0001 per share

(Title of Class of Securities)

87832Q 103

(CUSIP Number)

Zvi Yemini
YMY Industries Ltd.
38 Yefet St., Tel Aviv-Yafo, Israel
Tel: 972-3-7503060

Fax: 972-3-7503057

Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications

July 29, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: [  ]

Note: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1	NAME OR REPORTING PERSON YMY Industries Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 6,443,702 (1)
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,443,702

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,443,702 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.49% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Includes 5,951,598 shares of common stock of TechCare Corp. (the “Company” and the “Common Stock”, respectively) and warrants to purchase up to 494,204 shares of Common Stock, currently exercisable or exercisable within 60 days of May 14, 2018, held directly by YMY Industries Ltd.

(2)	Based on a total of 28,160,982 shares of Common Stock outstanding as of May 14, 2018 (based on TechCare Corp.’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2018).

1	NAME OR REPORTING PERSON Zvi Yemini
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 6,443,702
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,443,702

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,443,702 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.49% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Includes 5,951,598 shares of common stock of TechCare Corp. (the “Company” and the “Common Stock”, respectively) and warrants to purchase up to 494,204 shares of Common Stock, currently exercisable or exercisable within 60 days of May 14, 2018, held directly by YMY Industries Ltd. Mr. Yemini is deemed beneficial owner of the YMY Shares due to his control over YMY Industries Ltd.

(2)	Based on a total of 28,160,982 shares of Common Stock outstanding as of May 14, 2018 (based on TechCare Corp.’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2018).

The undersigned, YMY Industries Ltd. (“YMY”), and Zvi Yemini (collectively, the “Reporting Persons”), hereby file this Schedule 13D (the “Schedule 13D”) with respect to the shares of Common Stock, par value $0.0001 per share (“Common Stock”), of TechCare Corp., f/k/a BreedIT Corp., a Delaware corporation (“TechCare” or the “Registrant”).

This Schedule 13D is being filed by the Reporting Persons to report, in addition to ongoing updates, the entry into a Merger Agreement and a Shareholders Agreement, dated as of February 8, 2016, an Advance Investment Agreement, dated as of October 17, 2017, as amended, and the entry into Subscription Agreements dated as of January 9, 2017 and November 14, 2017, all as further described under Item 4.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the share of Common Stock, par value USD 0.0001 per share, of TechCare Corp., a Delaware corporation. The principal executive office of TechCare is located at 40 Wall Street, 28th Floor, New York, NY.

Item 2.	Identity and Background

(a)-(c) YMY is an Israeli company. YMY is a wholly owned company primarily engaged in investments and the provision of consultancy services. The address of its principal office and principal place of business is 38 Yefet St., Tel Aviv-Yafo, Israel. As of the date of this schedule, Zvi Yemini, an Israeli citizen, is the sole director and officer of YMY and his address is 38 Yefet St., Tel Aviv-Yafo, Israel. Zvi Yemini also serves as the chairman of the board of directors of the Registrant.

Zvi Yemini is the sole shareholder of YMY. As of the date of this Schedule 13D, Mr. Yemini owns 100% of the issued and outstanding share capital of YMY. The address of his principal office and principal place of business is 38 Yefet St., Tel Aviv-Yafo, Israel.

(d)-(e) During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

During the last five years, to the best of YMY’s knowledge, Zvi Yemini (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) YMY is an Israeli company. Mr. Yemini is an Israeli citizen. Mr. Yemini is the sole director and officer of YMY and the chairman of the board of directors of the Registrant. the address of Mr. Yemini is 38 Yefet Street, Tel Aviv-Yafo, Israel.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock were acquired with the working capital of YMY.

Item 4.	Purpose of Transaction

TechCare Novomic Merger Agreement

On February 8, 2016, the Registrant entered into a Merger Agreement with Novomic Ltd. (“Novomic”) together with the Novomic Founders, YMY and Microdel Ltd. (“Microdel”). Pursuant to the Merger Agreement, among others: (i) Novomic became a wholly-owned Israeli subsidiary of the Registrant; (ii) the Registrant implemented a reverse split of the issued and outstanding shares of Common Stock on a ratio of 1:30; (iii) on July 29, 2016, upon the Closing of the Merger, the Novomic Shareholders were issued a total of 13,817,006 shares of Common Stock; and (iv) the Novomic Shareholders were issued warrants to acquire a number of the shares of Common Stock, all as detailed in the Merger Agreement. On July 29, 2016, following the Closing of the Merger Agreement, the Registrant issued YMY a total of 3,956,745 shares of Common Stock and warrants to purchase up to a total of 494,204 shares of Common Stock, exercisable with 60 days as of May 14, 2018.

The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the full text of such agreement included as Exhibit 1 hereto and is incorporated herein by reference.

Shareholders Agreement

On February 8, 2016, the Registrant, Novomic and certain of Novomic Shareholders, including YMY, entered into a Shareholders' Agreement (the “Shareholder Agreement”). Pursuant to the Shareholders' Agreement, the Shareholders of Novomic will be able to elect two designees to the Registrant's board of directors. The Shareholders' Agreement further provides, among others, as follows: (i) certain Novomic Shareholders' loans will be repaid from the "net profit" but not to exceed 30% of the "net profit," as defined in the Shareholders' Agreement; and (ii) certain "demand" and "piggy-back" registration rights will be granted to the Novomic Shareholders under certain conditions.

The key terms of the Shareholders Agreement are as follows:

Board Designation – The parties agreed that the board of directors of the Registrant following the Closing (the “Board”) shall consist of three (3) directors and that the size of the Board may be increased or decreased by an amendment to the Shareholders Agreement, the Registrant's certificate of incorporation and/or the bylaws as may then be in effect, in accordance with applicable provisions of the Delaware General Corporation Law. The parties agreed further that the directors shall be appointed/elected to, and will be subject to dismissal from, the Board, in the event that the Board consists of three (3) directors, as follows: (i) BRDT Representatives (as defined in the Merger Agreement) shall be entitled to appoint and dismiss one (1) director, the identity of any such appointed director by BRDT Representatives (but not any subsequent dismissal) shall be subject to the consent of the Novomic Founders, which shall not be unreasonably withheld and (ii) each of the two (2) Novomic Founders shall be entitled to appoint and dismiss one (1) director.

Appointment of Chairman – The parties agreed that he Chairman of the Board shall be appointed by the majority of the directors serving on the Board. The Chairman of the Board will participate as a full voting member of the Board.

Dividend Policy – subject to applicable laws, the Registrant shall distribute dividends in respect of any financial year in an amount equal to at least fifty (50%) percent of its distributable net profits in respect of such financial year, subject to reasonable and proper reserves being maintained for working capital requirements or other liabilities of the board of directors considers reasonably appropriate.

Filing of a Registration Statement – the parties agreed that immediately following the date the Shareholders Agreement, the Company shall prepare and cause to be filed with the SEC as soon as reasonably practicable a registration statement on Form S-1 (the "Registration Statement") for the purpose of registering for public resale, to the maximum extent permissible under Rule 415 promulgated by the SEC (“Rule 415”) under the U.S. Securities Act of 1933 (the “Securities Act”) in which all or the majority of the shares of Common Stock owned of record by all the shareholders of the Company immediately prior to the date of the Shareholders Agreement, including the shares of Common Stock underlying the Warrants (as defined in the Merger Agreement) (collectively the “Original Shareholders”), shall be registered in accordance with the Securities Act

Registration Rights and Lock up – The parties agreed to certain registration rights, which included demand piggy back registration rights. In addition, any sales of registrable Common Stock may be subject to a “lock-up” restricting such sales, and all holders will agree to abide by such customary “lock-up” period of up to eighteen (18) months from the date of the prospectus approval and the effective date declared by the SEC and in connection with other registrations, as shall be recommended by the underwriter in such registration, provided that such obligation shall only apply where the officers, directors and shareholders holding at least 1% of the share capital of the Registrant are subject to a similar lock-up restriction.

The foregoing summary of the Shareholders Agreement is qualified in its entirety by reference to the full text of such agreement included as Exhibit 2 hereto and is incorporated herein by reference.

Advance Investment Agreement

On October 17, 2017, as amended on November 14, 2017, the Registrant entered into an Advance Investment Agreement (the “Advance Investment Agreement”) with YMY and Traistman Radziejewski Fundacja Ltd. Pursuant to the Advance Investment Agreement, YMY and Traistman Radziejewski Fundacja Ltd. provided the Company with a bridge investment in the aggregate amount of $250,000 (the “Investment Amount”). Under the terms of the Advance Investment Agreement, on November 17, 2017, the Investment Amount was converted into a total of 1,116,071 shares of Common Stock of the Registrant, of which 892,857 were issued to YMY.

The foregoing summary of the Advance Investment Agreement is qualified in its entirety by reference to the full text of such agreement included as Exhibit 3 hereto and is incorporated herein by reference.

Subscription Agreements

On January 9, 2017, the Registrant entered into a subscription agreement with YMY, pursuant to which the Registrant issued and sold a total of 207,039 restricted shares of Common Stock to YMY for a total consideration of $100,000 (“January Subscription Agreement”).

On November 14, 2017, the Registrant entered into a subscription agreement with YMY, pursuant to which the Registrant issued and sold to a total of 892,857 restricted shares of Common Stock to YMY for an aggregate consideration of $200,000 (the “November Subscription Agreement”).

The foregoing summaries of the January Subscription Agreement and the November Subscription Agreement are qualified in their entirety by reference to the full text of such agreements included as Exhibits 4 and 5 hereto and are incorporated herein by reference.

Acquisitions in open market

On May 24, 2018, YMY purchased 2,100 shares of Common Stock on the open market.

Each of the Reporting Persons intends to continuously review its investment in TechCare, and may in the future determine, either alone or as part of a group (i) to acquire additional securities of TechCare, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of TechCare owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) – (j) of Item 4 of this Schedule 13D. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, TechCare’s business and prospects, other developments concerning TechCare and its businesses generally, other business opportunities available to the Reporting Persons, developments with respect to the business of the Reporting Persons, changes in law and government regulations, general economic conditions and money and stock market conditions, including the market price of the securities of TechCare.

Except as described in this Schedule 13D, the Reporting Persons have no plans or proposals with respect to TechCare or its securities that relate to, or would result in, any of the transactions described in this Item 4 herein.

Item 5.	Interest in Securities of the Issuer

(a) – (b) The information included herein are based on a total of 28,160,982 shares of Common Stock outstanding as of May 14, 2018 (based on the Registrant’s quarterly report on Form 10-Q for the three months ended March 31, 2018, as filed with the Securities and Exchange Commission on May 14, 2018).

YMY directly owns 5,951,598 shares of Common Stock and warrants to purchase up to 494,204 shares of Common Stock, currently exercisable or exercisable within 60 days as of May 14, 2018, representing approximately 22.49% of the outstanding stock capital of the Registrant.

Zvi Yemini does not directly own any shares of Common Stock. Mr. Yemini has the sole voting power over YMY by virtue of which Mr. Yemini is deemed to have dispositive and voting power over 6,443,702 shares of Common Stock, representing approximately 22.49% of the outstanding stock capital of the Registrant.

(c) Except as described below, no transactions in the Shares of Common Stock have been effected by the Reporting Persons during the past 60 days. To the best of YMY’s knowledge, no other transactions in the Shares of Common Stock have been effected by Zvi Yemini during the past 60 days other than as described below.

(d) Except as set forth in Item 4 above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares of Common Stock beneficially owned by the Reporting Persons.

(e) N/A.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described below, none of the Reporting Persons has any contracts, arrangements, understandings, or relationship (legal or otherwise) with respect to any securities of TechCare.

The foregoing summary of the Merger Agreement set forth in Item 4 above and the full text of such agreement included as Exhibits 1 to this Schedule 13D is incorporated herein by reference.

The foregoing summary of the Shareholders Agreement set forth in Item 4 above and the full text of such agreement included as Exhibit 2 of this Schedule 13D is incorporated herein by reference.

The foregoing summary of the Advance Payment Agreement set forth in Item 4 above and the full text of such agreement included as Exhibit 3 of this Schedule 13D is incorporated herein by reference.

The foregoing summary of the January Subscription Agreement set forth in Item 4 above and the full text of such agreement included as Exhibit 4 of this Schedule 13D is incorporated herein by reference.

The foregoing summary of the November Subscription Agreement set forth in Item 4 above and the full text of such agreement included as Exhibit 5 of this Schedule 13D is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Merger Agreement by and among Registrant and Novomic Ltd., dated as of February 6, 2016 (incorporated herein by reference to Exhibit 10.10 to the Registrant’s current report on Form 8-K, filed with the Securities and Exchange Commission on February 10, 2016)

Exhibit 2	Shareholders Agreement by and among the Registrant, Novomic and certain Novomic Shareholders, dated February 8, 2016 (incorporated herein by reference to Exhibit 10.11 to the Registrant’s current report on Form 8-K, filed with the Securities and Exchange Commission on February 10, 2016)

Exhibit 3	Advance Investment Agreement by and among the Registrant, YMY Industries Ltd. and Traistman Radziejewski Fundacja Ltd. dated as of October 10, 2017, as amended on November 14, 2017 (incorporated herein by reference to Exhibit 10.4 to the Registrant’s annual report on Form 10-K, filed with the Securities and Exchange Commission on April 2, 2018)

Exhibit 4	Subscription Agreement by and between the Registrant and YMY Industries Ltd. dated as of January 9, 2017 (incorporated herein by reference to Exhibit 10.3 to the Registrant’s annual report on Form 10-K, filed with the Securities and Exchange Commission on April 2, 2018)

Exhibit 5	Subscription Agreement by and between the Registrant and YMY Industries Ltd. dated as of November 14, 2017 (incorporated herein by reference to Exhibit 10.5 to the Registrant’s annual report on Form 10-K, filed with the Securities and Exchange Commission on April 2, 2018)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

YMY Industries LTD.

	By:	/s/ Zvi Yemini
Zvi Yemini, Director

ZVI YEMINI

/s/ Zvi Yemini
Zvi Yemini
Dated: May 31, 2018